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                         January 2, 2024

       George Arison
       Chief Executive Officer
       Grindr Inc.
       PO Box 69176
       750 N. San Vicente Blvd., Suite RE 1400
       West Hollywood, California 90069

                                                        Re: Grindr Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 22,
2023
                                                            File No. 333-276210

       Dear George Arison:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Aliya
Ishmukhamedova at 202-551-7519 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Technology
       cc:                                              John-Paul Motley